SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2003

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

OTI REPORTS FY2003 MIDYEAR FINANCIAL RESULTS
Six Month Gross Profit up 24%,
Operating Loss Down 46%;
Net Loss Decreased 28%

Strong Progress in Petroleum Payment Management, Micropayments
and SmartID Markets

Rosh Pina– August 25, 2003 –On Track Innovations, Ltd. (NASDAQ: OTIV; Prime Standard (Frankfurt): OT5), a global leader in contactless microprocessor-based smart card solutions, today announced its consolidated financial results for the six months and second quarter ended June 30, 2003.

Revenues for the first six months of 2003 were $9.7 million, up 1% compared to the first six months of 2002. Gross profit for first half of 2003 was $5.3 million, up 24% from $4.3 million in the first half last year. Operating loss for the first half of 2003 decreased 46% to $1.1 million, from $2.0 million in the first half of last year. Net loss per share for the first half was $(1.00) compared to $(1.64) per share in the first half of 2002.

Revenues for the second quarter of 2003 were $5.0 million, compared to $4.7 million for the prior quarter, and $5.5 million for the second quarter of 2002. Gross profit for the second quarter was $2.9 million up from $2.4 million in the prior quarter and $2.3 million in the second quarter last year. Operating loss for the second quarter decreased to $450,000 from $654,000 in the previous quarter and $749,000 in the second quarter of last year. Net loss for the second quarter decreased to $724,000, or $(0.38) per share, compared to $1.1 million, or $(0.63) per share, in the previous quarter, and $1.4 million, or $(0.88) per share, in the second quarter of 2002.

The increases in gross profit, together with the sharp decrease in operating loss, are indicative of the ongoing business developments at OTI. It reflects the previously announced decision by OTI to focus on higher margin projects and recurring revenue models that generate service fees from ongoing customer services, technical support and transaction fees. In addition, for the six-months ended June 30, 2003 and for the second quarter in 2003, research and development cost net of the participation of the chief scientist compared to the same periods in 2002 decreased by 28% and 30%, respectively. The R&D decrease is also a part of the financial discipline/cost cutting program instituted company-wide.

During the second quarter of 2003, several key business developments took place that served to advance OTI towards its goal of becoming a leading provider of contactless microprocessor-based smart card solutions:

As first reported in April, the Company is providing integrated point-of-sale solutions to Loews Cineplex as part of MasterCard’s PayPass™ trial in Orlando, Florida. Representing an industry first, OTI has developed a reader for MasterCard PayPass that allows customers to pay for admission tickets, as well as their snacks at the concession stands, by simply placing their MasterCard PayPass enabled payment cards in front of a glass window. The unique OTI SMART Antenna allows the card readers to function smoothly through the glass so that the payment card never has to leave the customer’s hand. OTI’s technology is an integral part of MasterCard’s PayPass program, with different applications using varying components and services. For example, OTI has provided a turnkey PayPass drive-thru solution for one local Orlando retailer.

In April, the Company announced that ABSA, the largest commercial bank in South Africa, with the largest fuel card customer base in the country, has joined OTI’s FuelMaster Express Program that is geared towards private motorists. In 2003, the Company expects approximately 170 million liters (45 million gallons) of fuel to be dispensed through the FuelMaster Systems, where OTI receives a volume-based and monthly management fee for back-office service. In June, OTI announced the commercial launch of OTI’s next-gen EasyFuel product geared towards the U.S. and European markets: a wireless secured contactless petroleum payment solution. Recently, the Company announced that the San Francisco Bay Area Rapid Transit District (BART) has chosen OTI to provide ISO 14443 compliant contactless solutions for use in BART’s SFO Airline Employee Discount Program. In addition, OTI reported that it has delivered the SmartID products for the border control center at the Erez checkpoint between Gaza Strip and Israel, which controls the entrance and exit of approximately 120,000 daily workers while assuring a completely secure, exceptionally fast border crossing.

Commenting on the first half of 2003 operating results, Oded Bashan, President and CEO of OTI stated, “The first half of 2003, saw OTI make continuous progress in its key business areas of petroleum payment management, mass transit, ID security/access control, and micro-payments.
During the first half of 2003, our operating loss decreased by 46% and our gross margin increased from 44% to 54%. Going forward, we expect to see additional initiatives come to fruition, as well as the introduction of several new products developed via our leading-edge R&D capabilities. “

The Company will host a webcast/conference call to discuss these results on Monday, August 25th, at 10:00AM, EDT; 16:00 Germany time; 17:00 Israel time. To participate, please go to http://www.otiglobal.com/exhib_fr_left.htm call: 1-877-356-9548 (U.S. toll free), 0-800-181-5287 (Germany toll free), 1-800-945-7877 (Israel toll free), 1-706 679 0587 (international), ID Code: 2212395.

The conference call will also be available for replay starting 12PM EDT on the day of the call until September 24th, by calling 1-800-642-1687 (U.S.), +1 706 645 9291 (international).

About OTI

Established in 1990, OTI (NASDAQ: OTIV, Prime Standard: OT5) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for micropayments, mass transit ticketing, parking, petroleum payment systems, loyalty programs, ID and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the prestigious ESCAT Award for smart card innovation in both 1998 and 2000. Major clients include: MasterCard, BP, First Data Resources, Repsol, the Government of Israel and ICTS.
For more information on OTI, visit www.otiglobal.com.

This release contains forward-looking statements within the meaning of the United States Securities laws. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise.

This press release and other releases are available on www.otiglobal.com and www.portfoliopr.com

ON TRACK INNOVATIONS LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
US dollars in thousands

	June 30 2003	December 31 2002
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$926	$2,145
Short-term investments	1,673	1,664
Trade receivables (net of allowance for doubtful
accounts of $274 and $244 as of June 30, 2003 and
December 31, 2002, respectively)	2,174	1,982
Other receivables and prepaid expenses	1,086	838
Inventories	4,216	4,192

Total current assets	10,075	10,821

SEVERANCE PAY DEPOSITS	881	743
PROPERTY, PLANT AND EQUIPMENT, NET	6,087	6,559
OTHER INTANGIBLE ASSETS, NET	419	513
GOODWILL	5,383	5,383

Total assets	$22,845	$24,019

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Short-term bank credit and current maturities of long-term
bank loans	$3,037	$2,520
Trade payables	2,566	2,176
Other current liabilities	1,572	2,175

Total current liabilities	7,175	6,871

LONG-TERM LIABILITIES
Long-term bank loans, net of current maturities	3,465	4,006
Convertible notes	190	169
Deferred revenues	-	716
Accrued severance pay	1,405	1,216

Total long-term liabilities	5,060	6,107

SHAREHOLDERS' EQUITY
Ordinary share of NIS 0.1 par value:
Authorized - 5,000,000 shares as of December 31, 2002 and June
30, 2003; Issued and Outstanding - 1,817,156 and 2,312,622 as of
December 31, 2002 and June 30, 2003, respectively	63	52
Additional paid-in capital	49,296	48,147
Deferred stock compensation	(894)	(1,115)
Accumulated other comprehensive income	262	201
Accumulated deficit	(38,117)	(36,244)

Total shareholder's equity	10,610	11,041

Total liabilities and shareholders' equity	$22,845	$24,019

ON TRACK INNOVATIONS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
US dollars in thousands

	For the six months ended June 30		For the three months ended June 30		For the year ended December 31
	2003	2002	2003	2002	2002
	(Unaudited)		(Unaudited)		(Audited)
REVENUES
Products	$8,794	$8,626	$4,710	$5,038	$15,492
Non-recurring engineering	195	305	21	-	952
Licensing and transaction fees	409	281	188	129	651
Customer service and technical support	341	444	91	326	868

Total revenues	9,739	9,656	5,010	5,493	17,963

COST OF REVENUES
Products	4,194	5,066	2,051	2,957	8,740
Non-recurring engineering	64	50	5	-	216
Licensing and transaction fees	-	-	-	-	-
Customer service and technical support	176	259	44	192	546

Total cost of revenues	4,434	5,375	2,100	3,149	9,502

Gross profit	5,305	4,281	2,910	2,344	8,461

OPERATING EXPENSES
Research and development	1,765	2,449	758	1,207	4,459
Less - participation by the Office
of the Chief Scientist	364	498	120	292	1,103

Research and development, net	1,401	1,951	638	915	3,356
Selling and marketing	2,147	1,830	1,181	856	3,869
General and administrative	2,767	2,468	1,494	1,275	5,183
Amortization of intangible assets	94	67	47	47	161

Total operating expenses	6,409	6,316	3,360	3,093	12,569

Operating loss	(1,104)	(2,035)	(450)	(749)	(4,108)
Financial income (expenses), net	(544)	212	(345)	72	41
Other expenses, net	(225)	(758)	(4)	(736)	(1,955)

Loss before taxes on income	(1,873)	(2,581)	(799)	(1,413)	(6,022)
Tax benefit (taxes on income)	-	(3)	75	19	(207)

	(1,873)	(2,584)	(724)	(1,394)	(6,229)
Minority interest	-	(19)	-	-	(19)

Net loss	$(1,873)	$(2,603)	$(724)	$(1,394)	$(6,248)

Basic and diluted net loss per share	$(1.00)	$(1.64)	$(0.38)	$(0.88)	$(3.76)

Weighted average number of shares
used in computing net loss per
shares - basic and diluted	1,876,942	1,589,677	1,902,396	1,590,044	1,661,170